CM 9/13



05044000

AM 9-12-2005

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 17207

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2004 (MM/DD/YY) AND ENDING June 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Tamblyn & Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 Second Street, Suite 100
(No. and Street)

Woodland	California	95695
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Tamblyn (530) 662-8675
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

9/13

OATH OR AFFIRMATION

I, Robert D. Tamblyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tamblyn & Associates, Inc., as of June 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of ______
County of ______
Subscribed and sworn (or affirmed) to before me this ____ day of ______, ____

______
Signature

President
Title

______
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
)
County of Yolo)

Subscribed and sworn to (or affirmed) before me on this 22 day of July, 2005, by Robert D. Tamblyn

personally known to me ~~or proved to me on the basis of satisfactory evidence~~ to be the person(s) who appeared before me.

M'Lisa A. Torres


M LISA A. TORRES
Commission # 1429248
Notary Public - California
Yolo County
My Comm. Expires Jul 8, 2007

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Tamblyn & Associates, Inc.

I have audited the accompanying statement of financial condition of Tamblyn & Associates, Inc. as of June 30, 2005, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamblyn & Associates, Inc. as of June 30, 2005, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 22, 2005

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Tamblyn & Associates, Inc.
Statement of Financial Condition
June 30, 2005

Assets

Cash and cash equivalents	$ 14,683
Commissions receivable	37,609
Marketable securities, at market	65,210
Securities, not readily marketable	4,725
Office furniture and equipment, net	185
Prepaid income taxes	100
Deposits	500
Total assets	$ 123,012

Liabilities & Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$ 4,378
Commissions payable	1,980
Pension payable	5,414
Liabilities subordinated to claims of general creditors	50,000
Total liabilities	61,772

Stockholders' equity

Common stock, $10 par value, 7,500 shares authorized, 3,417.5 shares issued and outstanding	34,175
Additional paid-in capital	56,607
Accumulated deficit	(29,542)
Total stockholders' equity	61,240
Total liabilities & stockholders' equity	$ 123,012

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Income
For the year ended June 30, 2005

Revenues	
Commissions	$ 145,177
Service income	78,963
Private placement income	23,100
Realized gains and (losses)	(4,725)
Interest income	15
Unrealized gains and (losses)	39,073
Total revenues	281,603
Expenses	
Employee compensation and benefits	159,317
Communications	5,922
Occupancy and equipment rental	20,735
Interest expense	2,500
Taxes, other then income	13,684
Other operating expenses	33,869
Total expenses	236,027
Income (loss) before income taxes	45,576
Income tax provision	800
Net income (loss)	$ 44,776

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Changes in Stockholders' Equity
For the year ended June 30, 2005

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, at July 1, 2004	$ 34,175	$ 56,607	$ (74,318)	$ 16,464
Net income (loss)	–	–	44,776	44,776
Balance, at June 30, 2005	$ 34,175	$ 56,607	$ (29,542)	$ 61,240

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statements of Changes in Liabilities Subordinated to the Claims of General Creditors
For the year ended June 30, 2005

	Subordinated debt
Balance at July 1, 2004	$ 50,000
Additions	–
(Reductions)	–
Balance at June 30, 2005	$ 50,000

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Statement of Cash Flow
For the year ended June 30, 2005

Cash flows from operating activities:

Net income (loss)		$ 44,776
Adjustments to reconcile to net income (loss) to net cash and cash equivalents (used in) provided by operating activities		
Depreciation	$ 76	
Valuation of marketable securities to market	(39,073)	
Realized (gains) and losses	4,725	
(Increase) decrease:		
Commissions receivable	(18,490)	
Income tax receivable	(100)	
Prepaid expenses	795	
(Decrease) increase		
Accounts payable	188	
Commission payable	1,980	
Income taxes payable	(44)	
Pension payable	5,414	
Total adjustments		(44,529)
Net cash and cash equivalents used in operating activities		247
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase (decrease) in cash and cash equivalents		247
Cash and cash equivalents at beginning of year		14,436
Cash and cash equivalents at end of year		$ 14,683

Supplemental disclosure of cash flow information:

Income taxes paid	$ 945
Interest paid	$ 2,500

The accompanying notes are an integral part of these financial statements.

Tamblyn & Associates, Inc.
Notes to Financial Statements
For the year ended June 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Tamblyn & Associates, Inc. (The "Company") was incorporated in California on June 20, 1972, under the name Griffith and Bisset, Inc. The Company changed its name to Tamblyn & Associates, Inc. on December 30, 1992. The Company is a broker/dealer which engages in the purchase, sale and redemption of redeemable shares of registered investments companies, limited partnerships, and variable annuities. The Company is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Securities Investors Protection Corporation ("SIPC").

The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities. The majority of the Company's clients are located within a 60 mile radius of the Company.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

Securities, not readily marketable, are carried at cost or at fair value, as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Office furniture and equipment are stated at cost. Maintenance and repairs are expensed as incurred. Furniture and equipment are depreciated over their estimated useful lives of five (5) or seven (7) years. Depreciation is computed using the straight-line method for financial purposes and accelerated methods for income tax purposes.

Advertising costs are expensed as incurred.

Tamblyn & Associates, Inc.
Notes to Financial Statements
For the year ended June 30, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company maintains a profit sharing plan, with a 401k plan provision, covering all eligible employees. The annual discretionary contribution is made from earnings and profits, and ranges from 0% to 25% of total compensation for the taxable year of all eligible participants under the plan, as determined by the Board of Directors.

Income taxes are provided for current taxes payable or refundable (prepaid), and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates. Deferred income taxes are primarily due to different depreciation methods used for financial and tax purposes and timing differences resulting from the deductibility of contributions.

Note 2: MARKETABLE SECURITIES, AT MARKET

Marketable securities owned at June 30, 2005, consisted of the following:

Mutual funds	$ 8,630
Corporate stocks	56,580
Total	$ 65,210

For the year ended June 30, 2005, the Company included $39,073 in unrealized gains in income, for the mark to market of these securities.

Note 3: SECURITIES, NOT READILY MARKETABLE

Securities, not readily marketable consist of 1,200 warrants in the NASDAQ Stock Market, Inc., these securities were offered primarily to NASD members and purchased through a Private Placement Memorandum. The warrants were exercisable in four tranches over four years. The first, second and third tranches have expired. For the year ended June 30, 2005, the Company recorded $4,750 in realized losses for the expired tranches. The Company has the remaining options to exercise in the following tranches;

		Exercisable on	Expires on	Exercise Price
Tranche 4	1,200 shares	June 28, 2005	June 27, 2006	$ 16.00

The Company is carrying these warrants at their amortized cost of $4,725.

Note 4: OFFICE FURNITURE AND EQUIPMENT, NET

The office furniture and equipment are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & fixtures	$ 17,814	7
Equipment	12,796	3-5
Subtotal	30,610	
Less: accumulated depreciation	(30,425)	
Office furniture and equipment, net	$ 185	

Depreciation expense for the year ended June 30, 2005 was $76.

Note 5: SUBORDINATED LIABILITIES

Borrowing under subordinated agreements at June 30, 2005, consist of a $50,000 subordinated equity capital loan due to the majority shareholder. The note bears interest at 5% per annum, payable monthly, and has a scheduled maturity date of January 31, 2007.

Interest expense on this subordinated borrowing for the year ended June 30, 2005, was $2,500.

The subordinated borrowing is covered by an agreement approved by the National Association of Security Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, the borrowing may not be repaid.

Note 6: COMMITMENTS AND CONTINGENCIES

The Company leases its office facilities under a five-year non-cancelable operating lease which terminates December 31, 2005. The lease agreement calls for rent increases on the anniversary of the commencement date based on the Consumer Price Index.

The Company leases various office equipment under five-year non-cancelable operating leases which terminate March 2, 2007.

Tamblyn & Associates, Inc.
Notes to Financial Statements
For the year ended June 30, 2005

Note 6: COMMITMENTS AND CONTINGENCIES (Continued)

The following is a schedule of future minimum lease payments for capital and operating leases with initial or remaining lease terms in excess of one year as of June 30, 2005.

Year Ending June 30,	Amount
2006	$ 11,098
2007	1,831
2008	293
2009 and thereafter	-
Total minimum lease payments	$ 13,222

Total rent expense amounted to $14,925 for the year ending June 30, 2005.

Note 7: INCOME TAXES

The provision for income taxes is summarized as follows:

	Federal	State	Total
Current income tax expense (benefit)	$ -	$ 800	$ 800
Deferred income tax expense (benefit)	-	-	-
Total	$ -	$ 800	$ 800

For the year ended June 30, 2005, the Company recorded the California Franchise minimum tax of $800. The Company used approximately $1,961 in deferred tax benefits, arising from Net Operating Loss Carryforwards ("NOL's"), to eliminate any current tax liabilities.

The Company has additional NOL's available, as well as capital loss carry-overs, which may be applied against future income, resulting in deferred tax benefits of $3,178 and $2,200, respectively. The NOL's begin expiring in the year ended June 30, 2010, but the capital loss carry–overs can be carried forward indefinitely.

The Company also has deferred tax liabilities of $5,861, resulting from the book to tax differences of securities marked to market.

These deferred taxes have been netted and a 100% allowance established against the remainder, as the Company has determined it is more likely then not, that the deferred taxes will not be realized.

Tamblyn & Associates, Inc.
Notes to Financial Statements
For the year ended June 30, 2005

NOTE 8: RECENTLY ISSUED ACCOUNTING STANDARDS

In January 2003, The Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "*Consolidation of Variable Interest Entities*" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, requires companies to consolidate the operations of all variable interest entities ("VIE's") for which they are the primary beneficiary. The term "primary beneficiary" is defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. This interpretation was later revised by the issuance of Interpretation No. 46R ("FIN 46R"). The revision was issued to address certain implementation issues that had arisen since the issuance of the original interpretation and to provide companies with the ability to defer the adoption of FIN 46 to periods after March 15, 2004. The implementation of FIN No. 46 and FIN 46R, had no material impact on the Company's financial statements.

On July 16, 2004, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on Issue 02-14, "*Whether the Equity Method of Accounting Applies When an Investor Does Not Have an Investment in Voting Stock of an Investee but Exercises Significant Influence through Other Means*" ("EITF 02-14"). The consensus concludes that an investor should apply the equity method of accounting when it can exercise significant influence over an entity through a means other than holding voting rights. The consensus is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 did not have a material impact on the Company's financial statements.

On December 16, 2004, FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FASB 123R"), which addresses the accounting for employee stock options. FASB 123R requires that the cost of all employee stock options, as well as other equity-based compensation arrangements, be reflected in the financial statements based on the estimated fair value of the awards. Stock options are a valuable and important tool that have been used by many companies as a means to motivate employees and to promote business growth. The statement requires that the value of these arrangements be measured and recognized in the financial statements. FASB 123R becomes effective for reports filed after June 15, 2005. Early adoption of FASB 123R had no material effect on the Company's financial statements.

Note 9: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2005, the Company's net capital of $51,918 exceeded the minimum net capital requirement by $46,918; and the Company's ratio of aggregate indebtedness ($11,772) to net capital was 0.23:1, which is less than the 15 to 1 maximum ratio allowed.

Tamblyn & Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2005

Computation of net capital		
Stockholders' equity		
Common stock	$ 34,175	
Additional paid-in capital	56,607	
Accumulated deficit	(29,542)	
Total stockholders' equity		$ 61,240
Add: Additions to capital		
Subordinated liabilities	50,000	
Less: Non allowable assets		
Commissions receivable	(37,023)	
Securities, not readily marketable	(4,725)	
Office furniture and equipment, net	(185)	
Prepaid income taxes	(100)	
Deposits	(500)	
Total adjustments		7,467
Net capital before haircuts and undue concentration		68,707
Less: Haircuts & undue concentration		
Haircuts on securities	(8,487)	
Haircuts on mutual funds	(1,295)	
Haircuts on money markets	(20)	
Undue concentration	(6,987)	
Total haircuts and undue concentration		(16,789)
Net capital		51,918
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 785	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 46,918

Ratio of aggregate indebtedness to net capital 0.23:1

There was no material difference between the net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2005.

See independent auditor's report.

Tamblyn & Associates, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2005

A computation of reserve requirements is not applicable to Tamblyn & Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

Tamblyn & Associates, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2005

Information relating to possession or control requirements is not applicable to Tamblyn & Associates, Inc. as the Company qualifies for exemption under 15c3-3 (k)(2)(ii).

See independent auditor's report.

Tamblyn & Associates, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2005

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Tamblyn & Associates, Inc.

In planning and performing my audit of the financial statements of Tamblyn & Associates, Inc. for the year ended June 30, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by Tamblyn & Associates, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 ◦ FAX (818) 886-1924

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC 's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 22, 2005